Exhibit 3.1(D)

AMENDED AND RESTATED

ARTICLES OF AMENDMENT

OF ARTICLES OF INCORPORATION OF

CAPITOL CITY BANCSHARES, INC.

Pursuant to the provisions of O.C.G.A. § 14-2-1006, pertaining to amending the Articles of Incorporation of a corporation, Capitol City Bancshares, Inc., Atlanta, Fulton County, Georgia (the “Company”), files herewith Articles of Amendment to its Articles of Incorporation, such filing being a duplicate with a fee of $20.00, hereby constituting an application to the Secretary of State for the State of Georgia for an amendment of its original articles and previous amendments to such articles.

1. The name of the corporation is Capitol City Bancshares, Inc.

2. The Board of Directors of the Company on September 12, 2006, unanimously adopted a resolution to amend the Articles of Incorporation of Capitol City Bancshares, Inc. adding paragraph 8 to the Articles of Incorporation which reads as follows:

8.

“The Board of Directors of the Corporation is authorized, subject to limitations prescribed by law and the provisions of this Article, to provide for the issuance of up to $5,000,000 in shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Georgia to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and relative rights of the shares of each such series and the qualifications, or restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(i)	The number of shares constituting that series and the distinctive designation of that series;

(ii)	The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payments of dividends on shares of that series;

(iii)	Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(iv)	Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provisions of adjustment of the conversion rate in such events as the Board of Directors shall determine;

(v)	Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption rates;

(vi)	Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(vii)	The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(viii)	Any other relative rights, preferences and limitations of that series.”

3. This Amendment was adopted by the Board of Directors of Capitol City Bancshares, Inc. on September 12, 2006.

4. This Amendment was duly approved by the shareholders of the Company by a majority vote at a specially called shareholder meeting held on November 15, 2006 and in accordance with O.C.G.A. § 14-2-1003.

IN WITNESS WHEREOF, Capitol City Bancshares, Inc., Atlanta, Fulton County, Georgia, has caused these Articles of Amendment to be executed by its duly authorized officer and its corporate seal to be affixed hereto, and has caused these Articles of Amendment to be filed with the Secretary of State of Georgia, as provided in O.C.G.A. § 14-2-1006.

CAPITOL CITY BANCSHARES, INC.

By:	/s/ George G. Andrews
GEORGE G. ANDREWS, President & CEO